UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-36272
Platform Specialty Products Corporation Employee Savings and 401(k) Plan
(formerly MacDermid, Incorporated Employee Savings and 401(k) Plan)
(Exact name of registrant as specified in its charter)
c/o Platform Specialty Products Corporation
245 Freight Street
Waterbury, CT 06702
(203) 575-5700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Plan Interests in Platform Specialty Products Corporation Employee Savings and 401(k) Plan
(formerly MacDermid, Incorporated Employee Savings and 401(k) Plan)
(Title of each class of securities covered by this Form)
Platform Specialty Products Corporation's Common Stock, $0.01 par value per share(1)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	(2)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒	(2)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: Ninety-two (92)
______________________
(1)    Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), has been suspended with respect to the plan interests in Platform Specialty Products Corporation Employee Savings and 401(k) Plan (formerly MacDermid, Incorporated Employee Savings and 401(k) Plan), effective as of January 1, 2014, as amended by Amendment No. 2, dated as of September 8, 2014, Amendment No. 3, dated as of November 17, 2014, Amendment No. 4, dated as of February 10, 2015, Amendment No. 5, dated as of October 31, 2015, and Amendment No. 6, dated as of April 21, 2016 (collectively, and as from time to time amended, the “401(k) Plan”) of Platform Specialty Products Corporation (the "Company"), the duty to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to Platform's common stock, par value $0.01 per share (the “Common Stock”).

(2)    Registration of plan interests with the Securities and Exchange Commission (the "SEC") is not required when, in the context of providing a self-directed “brokerage window” in which plan participants could trade in employer securities with employee contributions, the employer company and the 401(k) plan do no more than describe the self-directed “brokerage window” as part of the investment alternatives under the 401(k) plan, make payroll deductions, and pay administrative expenses not in any way tied to particular investments selected by employees and take no action to draw employees’ attention to the possibility of investing in employer securities through the brokerage window.
In light of the foregoing, on January 13, 2017, the Company filed a Post-Effective Amendment No.1 to the Form S-8 Registration Statement (File No. 333-205340), filed with the SEC on June 29, 2015, to deregister the remaining shares of Common Stock and related plan interests offered under the 401(k) Plan, and the 401(k) Plan is filing this Form 15 with the SEC to terminate the registration of the plan interests and to suspend the 401(k) Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Platform Specialty Products Corporation Employee Savings and 401(k) Plan, as amended, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PLATFORM SPECIALTY PRODUCTS CORPORATION CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN

January 13, 2017 (Date)	By:	/s/ Debra Vigeant
	Name:	Debra Vigeant
	Title:	401(k) Plan Administrator